# SEC Schedule 13G/A (Amendment No. 18) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hudson Global, Inc., CIK 0001210708
CUSIP: 443787205
Title of class of securities: Common Stock $0.01 par value
Address of issuer's principal executive offices: 53 FOREST AVENUE, OLD GREENWICH, Connecticut (CT), 06870
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001164833-07-000156
Filed by CIK 0001164833

## Reporting persons
- Hotchkis and Wiley Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 247,725; shared voting power 0; sole dispositive power 293,525; shared dispositive power 0; aggregate amount beneficially owned 293,525 (10.67% of the class)

## Item 1. Issuer
Name of issuer: Hudson Global, Inc.
Address of issuer's principal executive offices: 53 FOREST AVENUE, OLD GREENWICH, CT, 06870

## Item 2. Person Filing
Name of person filing: Hotchkis and Wiley Capital Management, LLC
Address of principal business office or, if none, residence: 601 S. Figueroa Street, 39th Fl, Los Angeles, CA 90017
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 293,525
Percent of class: 10.67
Sole power to vote or to direct the vote: 247,725
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 293,525
Shared power to dispose or to direct the disposition:
0

Note that certain of HWCM's clients have retained voting power over the Common Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more Common Shares than it can vote.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities as to which this Schedule is filed by HWCM, in its capacity as investment adviser, are owned of record by clients of HWCM. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hotchkis and Wiley Capital Management, LLC: Tina H. Kodama, Tina H. Kodama / Chief Compliance Officer (08/13/2025)